SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 18, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              _________                     __________


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              _________                     __________


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release
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 CNOOC Teams Up With TARC To Explore The Potential of Pearl River Mouth Basin

(Hong Kong, October 18, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd.;" NYSE "CEO," SEHK "883") announced today that its parent company, China National Offshore Oil Corporation ("CNOOC") has entered into a production sharing contract (PSC) for Block 03/27 and a geophysical agreement for Block 28/20 with Texas American Resources Company ("TARC").

Block 03/27, located in Pearl River Mouth Basin in the Eastern South China Sea, covers a total area of 10,569 square kilometers with water depth ranging from 50 to 100 meters.

Under the terms of the production sharing contract, TARC is committed to drill wildcats during the exploration period. TARC will fund 100 percent of the exploration expenditure and CNOOC has the right to back-in with up to a 51% working interest at no cost in any commercial discoveries in Block 03/27.

Block 28/20, with an area of 7,625 square kilometers, is located in the same basin as Block 03/27. According to the geophysical agreement, TARC will acquire 3D seismic data within the block. In addition, it has an option to sign a PSC with CNOOC for the block upon the expiration of the geoghysical agreement.

The signing of these two agreements marks the first step in cooperation between TARC and the Company. Mr. Zhu Weilin, Vice President of the Company and General Manager of the Exploration Department, commented, "The signing of the agreements is a good start. And it is also a symbol of TARC's confidence in the potential of Pearl River Mouth Basin. We sincerely hope TARC, with its expertise and management skills, will be successful to brighten the prospect of the basin. "

TARC, formed in 1990, is an Austin-based independent private oil company in the United States. Its oil and gas exploration and production is mainly located at the Rocky mountain area and Texas.


End


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Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company," together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group primarily engages in offshore oil and natural gas exploration, development, production and sales.

The Group has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Group owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group has 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***


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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:    Sharon.Fung@knprhk.com


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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                    ----------------------------
                                                    Name:  Cao Yunshi
                                                    Title: Company Secretary

Dated: October 18, 2005